For Further Information, Contact:
SANDER M. LEVY
Vestar Capital Partners
(212) 351-1610
[GRAPHIC?OMITTED]


JOHN J. PERROTTI
Vice President - Finance & Treasurer
(716) 461-8105

Gleason Corporation
1000 University Avenue
P.O. Box 22970
Rochester, New York USA 14692-2970

FOR IMMEDIATE RELEASE




           GLEASON CORPORATION AND TORQUE ACQUISITION CO., L.L.C.
                    ANNOUNCE ACCEPTANCE FOR PURCHASE AND
                  PAYMENT OF SHARES OF GLEASON CORPORATION

         ROCHESTER, NY, FEBRUARY 18, 2000 - Torque Acquisition Co., L.L.C. ("Acquisition Company"), a wholly owned subsidiary of Vestar Capital Partners IV, L.P., and Gleason Corporation (NYSE: GLE) (the "Company" and, together with Acquisition Company, the "Purchasers") announced today that they have accepted for purchase and payment pursuant to their joint tender offer to purchase all of the outstanding shares of common stock, par value $1.00 per share, together with the associated preferred share purchase rights, of the Company, at a purchase price of $23.00 per share, all shares of the Company which were validly tendered and not withdrawn as of the expiration of the tender offer at 12:00 midnight, New York City time, on February 17, 2000. Based on information provided by ChaseMellon Shareholder Services, L.L.C., the depositary for the offer, 5,771,399 shares (including 37,232 shares tendered pursuant to notices of guaranteed delivery), or approximately 71.5% of the public shares available to be tendered, were validly tendered pursuant to the tender offer and not withdrawn.

         The tender offer will be followed by a merger between the Company and Torque Merger Sub, Inc., a wholly owned subsidiary of Acquisition Company. Pursuant to the merger, the public stockholders of the Company who did not tender their shares in the offer and who do not seek appraisal of their shares pursuant to the applicable provisions of Delaware law will have their shares converted into the right to receive the same $23.00 per share. A special meeting of the Company's shareholders to vote upon the merger is expected to be held in late March 2000. As a result of the purchase of shares in the offer, a favorable vote on the merger is assured.

         The Company's principal business activity is the development, manufacture and sale of gear production machinery and related equipment. The gears produced by the Company's machines are used in drive trains of automobiles, sport utility vehicles, trucks, buses, aircraft and marine, agricultural and construction machinery. The Company has manufacturing operations in Rochester, New York; Rockford, Illinois; Plymouth, England; Munich and Ludwigsburg, Germany; Bangalore, India; and Biel, Switzerland, and has sales and service offices throughout the United States and Europe and in the Asia-Pacific region.

MORE INFORMATION ABOUT GLEASON CORPORATION IS AVAILABLE ON THE WORLD WIDE WEB AT HTTP://WWW.GLEASON.COM
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